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                              September 30, 2023

       Dermot McDonogh
       Chief Financial Officer
       Bank of New York Mellon Corp
       240 Greenwich Street
       New York, New York 10286

                                                        Re: Bank of New York
Mellon Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-35651

       Dear Dermot McDonogh:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Exhibit 13.1
       Explanation of GAAP and Non-GAAP financial measures, page 104

   1. We note that your non-GAAP reconciliations include presentation of a single adjustment to exclude the impact
of notable items, which appears to be comprised of multiple
                                                        individual components
such as those described in footnote (a) to the table on page 105. In future filings, please
revise your disclosure to disaggregate the notable items into separate adjustment lines and /
or quantify each individual component within the reconciliation footnote for all
periods presented.
       General

   2. We note the reference on page 53 to "multiple cyber and digital initiatives within the
                                                        Company." We also note
Risk Factor disclosure indicating potential risk exposures from the initiative
announced in 2021 to develop a digital custody and administration platform designed to
simultaneously support both traditional and digital assets, including cryptocurrencies. You
state on page 97 that you have started to provide custody services
 Dermot McDonogh
Bank of New York Mellon Corp
September 30, 2023
Page 2
      for a limited number of cryptocurrencies for select U.S. institutional clients. We also note statement that the initiative is a "decades-long journey for blockchain and tokenization." Please revise Business or where appropriate in future filings to further clarify the nature and extent of the Digital Asset Custody platform and the status of the related initiative.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact
John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameDermot McDonogh
                                                            Division of
Corporation Finance
Comapany NameBank of New York Mellon Corp
                                                            Office of Finance
September 30, 2023 Page 2
cc:       James Killerlane
FirstName LastName